May 3, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	William Choi
Branch Chief

	Re:	Jo-Ann Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006 and October 28, 2006
Filed June 8, 2006, September 7, 2006 and December 7, 2006
File No. 1-06695
Dear Mr. Choi:
We have received your comment to the above referenced filings (the “filings”) set forth in your letter to Mr. James Kerr dated April 5, 2007. For ease of review, we have included your comment in italic font with our response below.
We respectfully respond to the comment as follows:

Form 10-K for the Fiscal Year Ended January 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

General
1.	We have reviewed your response to comment 1 in our letter dated March 7, 2007. Based on our review of your CODM reports, your conclusions that profit performance is assessed without regard to store format and that your CODM evaluates the financial results as a single operating segment do not seem to be supported by the contents of the reporting packages which present the results for both your traditional and superstore formats. We therefore believe that you have two operating segments that meet the definition under paragraph 10 of SFAS 131. Also, it appears that the economic characteristics between the two store formats are sufficiently dissimilar to allow aggregation under paragraph 17 of SFAS 131. If you believe otherwise, please support your position.

Response:

The Company respectfully maintains that its two store formats do not qualify as two operating segments under SFAS No. 131. The following discussion supports our position that the Company has only one operating segment.
As more fully described below, our CODM manages and reviews the Company’s financial results as a single operating segment. Our management organization is not structured nor is the Company managed by store format.
In addition, the following is information that supports how the Company manages its business as a single operating segment. SFAS No. 131, paragraph 14 provides that, “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”
Our regional and district managers are responsible for both traditional stores and superstores, are evaluated and rewarded on the basis of the performance of their region or district, taken as a whole, and receive the same operational reports regardless of store format. Our regional and district managers report directly to our Vice President of Store Operations and he reports to our Executive Vice President of Operations. Our Executive Vice President of Operations reports directly to our CODM and is responsible for our store, distribution and transportation operations.
Furthermore, the Company’s merchandising, marketing, distribution, administrative and support functions are not organized by the two store formats. These functions are organized to support the Company as a whole, regardless of store format. There are no corporate employees whose responsibilities are limited to either superstores or traditional stores; every corporate employee has responsibilities that relate to all stores, regardless to size.
The CODM of our Company is accountable to the Board of Directors and the Board assesses profit performance without regard to store format. The Board compares Company performance to our forecasts and our annual plan, which is approved by the Board at the consolidated level and not by store format.
The primary distinguishing factor between the two stores formats is their sizes. The superstore format occupies on average approximately 40,000 square feet of retail space, whereas the traditional store format occupies on average approximately 15,000 square feet of retail space.
Both of our store formats feature a variety of competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, paper crafting material, artificial and dried flowers, home accents, finished seasonal and home décor merchandise. Due to the size of the superstore format, the quantity of product offerings in the above categories is larger than what is available in the traditional store format.

New store sites are selected through a coordinated effort of our real estate, finance and operations management teams. Strategic decisions for each new store, regardless of format, are based on sales potential and market demographics for a particular site.
To evaluate the desirability of a potential store site, we consider both market demographics and site-specific criteria. Market criteria that we consider important include our existing store sales performance in the immediate market, distance to other Jo-Ann store locations, as well as total population, number of households, median household income, percentage of home ownership versus rental, and historical and projected population growth over a ten-year period. Site-specific criteria that we consider important include sales potential, rental terms, store location, position and visibility within the shopping center, size of the shopping center, co-tenants, proximity to highway access, traffic patterns and availability of convenient parking, and ease of entry from the major roadways framing the location. If a site has the potential to support the increased sales volume of our larger superstore format, we will open a superstore and in most cases close our existing traditional store, if any, within the trade area. If the site cannot support our larger superstore format we will then look to renew an existing lease or open another traditional store in the area if a satisfactory location can be found.
The Company does not prepare separate balance sheets, complete statements of operations or statements of cash flows for the two store formats and profit performance is assessed without regard to store format and is compared to our forecasts and our annual plan on a consolidated basis. While complete income statements are not available by store or by store format, we do prepare certain management reporting that focuses on sales, merchandise margin, advertising and store operating expenses for each of our stores and in the aggregate by store format. This management reporting for our stores and by store format excludes costs associated with the receipt of products into our distribution centers, our distribution centers, store support center, interest and taxes. The management and monitoring of these significant operating expenses by the CODM occurs at the consolidated level. Accordingly, this management reporting is not used by our CODM to allocate resources or to manage operations by store format.
The CODM reports that were provided as a part of our response dated April 4, 2007 are used to assess financial performance of the Company’s two store formats and to monitor the performance of the two store formats to ensure that they maintain similar economic characteristics to each other. These reports were utilized by both our former CODM, who was replaced by our current CODM in July 2006, and our current CODM.
While it is impractical to supply the entire complement of information that is used on a day to day basis in managing the Company, we are now supplementally providing to you, pursuant to a confidential treatment request, additional reports that are provided to our current CODM for the purpose of assessing financial performance and allocating resources. Our current CODM reviews a standard period-end reporting package, which contains an overview of the total Company’s results of operations as well as a total Company statement of operations, which are used to develop the standard communication to the Company’s Board of Directors. Our CODM also receives and reviews a weekly forecast summary, which consists of a condensed statement of operations. These reports present the Company as a single segment.

In addition, the CODM and the Company’s officers receive a monthly operational results package that presents a total Company statement of operations for the month, quarter to date and year to date, as well as total Company balance sheet and cash flow information and key indicators, an example of which will be submitted to the Staff, pursuant to a confidential treatment request, concurrently with this response.
The reports regularly used by our current CODM indicate that he reviews the Company’s operating results as a single operating segment when assessing performance and making decisions about allocating resources, without regard to store format.
Our former CODM received and reviewed a standard period-end financial reporting package during fiscal years 2005, 2006 and a portion of 2007. This reporting package, an example of which was submitted to the Staff on April 4, 2007, contained a total company income statement, balance sheet and statement of cash flows. It also contained additional management reporting that provided financial information on our total superstores, total traditional stores, total stores, distribution centers and corporate administration.
The reports described above were used by our former CODM to assess the Company’s performance but were not used to make decisions about allocation of resources based on store format. Below is a brief overview of how our key store operational resources are allocated.
Inventory — Overall inventory targets are set in the annual plan based on a single operating segment. The inventory is allocated on an individual store by store basis. Stores are allocated inventory based on their projected sales and by layout module. Layout modules are a different breadth of assortments developed on the basis of individual store performance and not by store format. Layout modules are interchangeable between store formats and are utilized based on market data with respect to a particular store.
Store Payroll — Overall targets are set in the annual plan based on a single operating segment. The payroll is allocated on an individual store by store basis based on estimated sales performance. The payroll performance is reviewed regularly by the CODM with the Executive Vice President of Operations as a single operating segment.
Marketing — Overall budgets and targets are set in the annual plan based on a single operating segment. The primary marketing approach is the direct mail program that is used to promote every store in the chain. Our direct mailers are sent to customers that have, while shopping in our stores, signed up to receive the direct mailer. Our secondary approach is a newspaper insert that is limited to major metropolitan areas where we have significant sales potential in the market. Newspaper inserts promote both store formats, though they generally have a greater impact on our superstores since we usually place these stores in larger markets due to the market demographics needed to support the larger format.
Capital — Overall Company capital targets are developed and approved annually by our CODM and Board of Directors. The Board of Directors considers the Company to be a single operating segment when analyzing and approving capital budgets. Individual capital expenditures are approved on a project by project basis taking into consideration the anticipated return on investment of the particular project, which is developed using pro forma financial information. A significant portion of our capital expenditures over the last three years have been allocated to new store openings and a new distribution center.
Based on our review of SFAS No. 131, we do not believe that the two different store formats should be considered separate operating segments.
We based this conclusion primarily on the following factors, as described in more detail above:
1.	Our CODM reviews the business as a single operating segment and makes decisions about the allocation of resources based on a single operating segment.
2.	Our Board of Directors reviews and assesses the CODM and the Company’s performance and the allocation of resources on a single operating segment basis.
3.	Our Company management structure is not set up or managed by store format.
4.	The distinguishing factor between the two store formats is primarily size.
5.	The reporting that we generate which is based on store format is used to ensure that the two formats maintain similar economic performance and characteristics, and not as a tool to allocate resources by format.
The objective and basic principles of SFAS No. 131 are to provide the users of financial statements a management view (i.e. management approach) of the enterprise. The management approach involves disclosing information to the user of the financial statements that management believes is important and allows those users to assess the performance of individual operating segments in the same way that management reviews performance and makes decisions. In the Company’s case, we believe that providing store format information on a segment basis would not be beneficial to the user of the financial statements because store format information is only a small part of the total information that management uses in its decision making process and in assessing financial performance of the Company. Segment information is intended to enhance those sections of an enterprise’s financial reporting that describe the enterprise’s business on the same basis as the business is managed. By including information about segments in its reports filed with the SEC, the Company would be misleading the user by implying that this information plays a key role in assessing the performance of the Company and allocating resources.
Based on the conclusion above, we filed our Form 10-K for the fiscal year ended February 3, 2007, on April 19, 2007 and our Form 10-K for the fiscal year ended January 28, 2006, on April 13, 2006 without segment disclosures.

If the Company were to alter its current practices and to begin managing the store formats as separate operating segments, we believe that we would meet the criteria for aggregation into a single reporting segment, based on our review of SFAS No. 131, paragraph 17.
The Company’s basic product offerings and pricing is consistent in both store formats and, as a result, both formats have comparable gross margins and similar economic characteristics.
Management reviews and manages to the key measurement of gross margin percent, among other measurements, in evaluating financial performance of the Company as a whole. In addition, when management evaluates a store’s performance, depreciation expense is excluded in order to make a meaningful assessment, as depreciation expense varies by store depending on how long the store has been open and the elapsed life of its assets.
In response to your comment letters, a three year review of the annual and 4th quarter management information was prepared for the two formats, which will be submitted to the Staff, pursuant to a confidential treatment request, concurrently with this response. These schedules were based on the information that was provided to the SEC on April 4, 2007. The variance in store gross margin percent between the two formats was approximately 1% or less over the last 3 years and the variance in store EBITDA as a percent of sales between the two formats was approximately 2% or less over the last 3 years. We expect that these two formats will continue to maintain similar economic characteristics in the future.
Based on this three year review of the consolidated management reporting, the two formats have “similar economic characteristics.”
As we have noted, the Company’s merchandising, marketing, distribution, store district and regional management, administrative and support functions are not organized by the two store formats. These functions are organized to support the Company as a whole, regardless of store format.
Accordingly, we would determine that it would be appropriate to aggregate the financial results of the superstore and traditional store formats due to the following:
a)	Nature of products and services. The nature of the products and services offered in both store formats are similar. Both store formats offer competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, paper crafting material, artificial and dried flowers, home accents, finished seasonal and home décor merchandise. Virtually all products sold in traditional stores are also sold in superstores.
b)	Nature of the production processes. The Company does not maintain any production activities within its operations. However, we do rely on vendors to supply our stores with merchandise. The Company uses the same merchandising and supply chain organization and the same vendors to source merchandise for all of its stores.
c)	The type or class of customer for their products and services. Both store formats cater to the same type of customer. Our customer base is made up of sewing and/or crafting enthusiasts.
d)	The methods used to distribute their products or provide their services. The methods used to distribute products and provide services are the same for both store formats. All stores are supplied from the distribution centers using the same distribution resources and methods. We then sell all of our products and services at retail through our stores. The Company is able to offer an expanded assortment of products in its superstores due to the superstores’ size. The superstores offer framing and educational programs that our traditional stores do not, but these offerings represent an immaterial percentage of our annual sales.
e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities. Not applicable.
In connection with our response to your letter, we hereby acknowledge that:
–	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
–	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
–	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (330) 463-3470 or fax number (330) 463-6910. Thank you in advance for your courtesy and cooperation.
Very truly yours,

/s/ James Kerr
James Kerr
Executive Vice President and Chief Financial Officer